Exhibit 99.1
MIX TELEMATICS LIMITED (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT (“MiX Telematics”)

DEALINGS IN SECURITIES BY A DIRECTOR OF MIX TELEMATICS

Shareholders are referred to the announcements released on 10 November 2016, 16 November 2016 and 21 November 2016 and are advised that Megan Pydigadu, a director of MiX Telematics has sold a further 99 900 shares, as detailed below.  In total, Mrs Pydigadu has sold 700 000 shares of the 750,000 shares of the tranche of share options previously announced, and will not be selling any further shares.

Name of director:	Megan Pydigadu
Transaction date:	18 November 2016
Class of securities:	Ordinary shares
Number of securities:	99 900
Price per security:	R3.40
Total value:	R339 660.00
Nature of transaction:	On-market sale
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

22 November 2016

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